

March 18, 2014

Mr. Douglas W. Vicari
Chief Financial Officer
Chesapeake Lodging Trust
1997 Annapolis Exchange Parkway
Suite 410
Annapolis, MD 21401

> RE: **Chesapeake Lodging Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 1-34572**

Dear Mr. Vicari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note that you believe comparison of results of operations is not meaningful due to the large amount of acquisitions from year to year and that we have commented on this in the past. From reading your results of operations an investor would not be able to figure out how much of your revenue and expenses are from same store operations and how much is from acquisition and new development. It appears that over half of your hotels would meet the same store criteria and believe this would be beneficial disclosure to an investor. Please tell us why you continue to not include this disclosure.

Hotel Operating Results, page 30

2. Please explain to us how the pro forma presentation was derived and why management believes this presentation to be useful. Typically, the presentation of complete pro forma financial information (reflecting the adjustments) in MD&A will be necessary in order to facilitate an understanding of the basis of the information being discussed.

3. In addition, your explanations for changes in pro forma occupancy, REVPAR, and ADR are generic and do not go into enough detail for an investor to obtain a better understanding of the results of operations. Please revise future filings to provide more meaningful disclosure and provide your revised disclosure for future filings in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief